

Capitol Federal Financial

NEWS RELEASE

FOR IMMEDIATE RELEASE

May 5, 2004

CAPITOL FEDERAL FINANCIAL
REPORTS SECOND QUARTER 2004 RESULTS

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) today announces results for the March 31, 2004 quarter. Detailed results of the quarter are available on Form 10-Q which will be filed today and on our web-site, www.capfed.com/html/relations.html. Points for the quarter include:

- net income of $9.6 million,
- diluted earnings per share of $0.13 compared to $0.06 for the quarter ended December 31, 2003,
- efficiency ratio of 53.71%,
- the Board of Directors declared a $0.50 per share dividend at its meeting on April 27, 2004 to holders of record on May 7, 2004, payable on May 21, 2004.

For the Quarter Ended March 31, 2004

Capitol Federal Financial (the "Company") reported net income of $9.6 million up $5.0 million from the quarter ended December 31, 2003, while down from $12.4 million for the same period one year ago. The increase from the quarter ended December 31, 2003 was primarily due to an increase in our net interest margin of 37 basis points to 1.40%.

The average yield on our portfolio of loans for the three months ended March 31, 2004 decreased 97 basis points from the same period one year ago. The average yield on our mortgage-related securities for the current quarter decreased 75 basis points from the same period one year ago. The low interest rate environment experienced by all financial institutions during the past several years has caused borrowers to take advantage of the low borrowing rates. This resulted in a decrease in the yield we earn on our mortgage-related portfolios as a result of reinvesting cash flows related to refinancing activity into lower, current market rate loans and mortgage-related securities. The average yield on our investments for the current quarter increased 89 basis points from the same period one year ago.

The average cost of deposits for the three months ended March 31, 2004 decreased 86 basis points from the same period one year ago. The average cost of FHLB advances for the three months ended March 31, 2004 decreased from one year ago by 64 basis points due to interest rate swaps entered into as hedge against some of our FHLB advances.

For the Six Months Ended March 31, 2004

The Company reported net income of $14.2 million, down from $41.5 million for the same period one year ago. The decrease was primarily due to the decrease in our net interest margin of 51 basis points, no gain on sale of single family loans during the current year compared to the prior year, and an increase in other expense primarily due to compensation expense related to stock based compensation plans and amortization and impairment charges on mortgage servicing rights.

The average yield on our portfolio of loans for the six months ended March 31, 2004 decreased 116 basis points from the same period one year ago. The average yield on our mortgage-related securities for the six months ended March 31, 2004 decreased 121 basis points from the same period one year ago. The

average yield on our investments for the six months ended March 31, 2004 decreased 10 basis points from the same period one year ago.

The average cost of deposits for the six months ended March 31, 2004 decreased 88 basis points from the same period one year ago. The average cost of FHLB advances for the six months ended March 31, 2004 decreased from one year ago by 37 basis points as a result of interest rate swaps against certain FHLB advances.

Financial Condition as of March 31, 2004

Total assets decreased $116.4 million from September 30, 2003. Our portfolio of loans increased $60.0 million since September 30, 2003. Originations and purchases of loans totaled $526.4 million for the six months ended March 31, 2004, down from $895.6 million for the same period one year ago. Loan modifications for the first six months of fiscal year 2004 totaled $147.0 million, down from $1.11 billion one year ago. The portfolio of mortgage-related securities increased $46.1 million since September 30, 2003. Purchases of mortgage-related securities totaled $594.1 million since September 30, 2003, compared to $1.83 billion for the same period one year ago. Investment securities decreased $283.6 million from September 30, 2003. Our balance of non-performing assets remained low, with non-performing assets representing 0.14% of total assets, down 1 basis point from September 30, 2003.

The balance of deposits decreased $93.0 million from September 30, 2003. The decrease in deposits occurred in our portfolio of certificates of deposit, a decrease of $133.2 million, while all other deposit categories increased in balance. The Company issued $53.6 million in trust preferred securities during the quarter ended March 31, 2004. The primary reason for issuing these securities was to provide long-term support for general corporate purposes and capital management strategies, which may include the payment of future dividends.

Stockholders' equity decreased $5.0 million to $971.4 million at March 31, 2004, down from $976.4 million at September 30, 2003.

Management's Discussion of Dividends

Because the Company has a relatively unique corporate structure, the reporting of certain information under generally accepted accounting principles in the United States of America ("GAAP") is not necessarily reflective of the process considered by the Board in connection with its dividend policy. For the quarter ended March 31, 2004, basic earnings per share were $0.14 and diluted earnings per share were $0.13. The Company accounts for the shares held by its Employee Stock Option Plan ("ESOP") in accordance with SOP 93-6 and the shares granted but not vested under its Recognition and Retention Plan ("RRP") in a manner similar to the ESOP shares. Shares held by the ESOP and granted under the RRP, but not vested, are not considered in the basic average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	Three Months Ended March 31,		Six Months Ended March 31,	
	2004	2003	2004	2003
Net Income (in thousands)	$9,610	$12,378	$14,228	$41,544
Average common shares outstanding	71,265,583	70,383,007	71,173,534	70,484,306
Average committed ESOP shares outstanding	50,964	50,970	25,618	25,482
Total basic average common shares				
Outstanding	71,316,547	70,433,977	71,199,152	70,509,788
Effect of dilutive RRP shares	244,369	417,959	235,161	398,585
Effect of dilutive stock options	1,212,387	1,468,091	1,275,911	1,442,955
Total diluted average common shares				
Outstanding	72,773,303	72,320,027	72,710,224	72,351,328
Net earnings per share				
Basic	$0.14	$0.18	$0.20	$0.59
Diluted	$0.13	$0.17	$0.19	$0.57

The earnings per share amounts in the above table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by the Company's majority shareholder, Capitol Federal Savings Bank MHC ("MHC"). MHC has waived its right to receive dividends from the Company since its formation and intends to continue to do so.

The inclusion of shares held by MHC understates earnings available to public shareholders of CFFN stock. The following table is presented to provide a better understanding of the information the Board of Directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended March 31,		Six Months Ended March 31,	
	2004	2003	2004	2003
Net Income (in thousands)	$ 9,610	$ 12,378	$ 14,228	$ 41,544
Basic average common shares outstanding	71,316,547	70,433,977	71,199,152	70,509,788
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public shareholders	19,123,730	18,241,160	19,006,335	18,316,971
Effect of dilutive RRP shares	244,369	417,959	235,161	398,585
Effect of dilutive stock options	1,212,387	1,468,091	1,275,911	1,442,955
Total adjusted diluted average shares held by public shareholders	20,580,486	20,127,210	20,517,407	20,158,511
Net earnings per public share				
Basic	$ 0.50	$ 0.68	$ 0.75	$ 2.27
Diluted	$ 0.47	$ 0.61	$ 0.69	$ 2.06

The following table shows the number of shares eligible for dividends because of the waiver of dividends by MHC at March 31, 2004:

Total voting shares outstanding at September 30, 2003	73,309,059
RRP grants (net of forfeitures)	5,000
Options exercised	377,808
Total voting shares outstanding at March 31, 2004	73,691,867
Unallocated shares in ESOP	(2,016,384)
Shares held by MHC	(52,192,817)
Total shares eligible for dividends at March 31, 2004	19,482,666

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 35 branch locations in Kansas, 7 of which are in-store branches. Capitol Federal Savings Bank employs 708 full time equivalents in the operation of its business and is the leading residential lender in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Senior Vice President, Controller
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com